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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41082
8-49297

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M Barc Investment Group Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8383 Greenway Blvd Suite 600
(No. and Street)

Middleton   **WI**   **53562**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company PA
(Name – if individual, state last, first, middle name)

100 E Sybelia Avenue   **Maitland**   **FL**   **32751**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Rimantas Buinevicius _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Barc Investment Group Inc. _____ , as of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CEO

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M BARC INVESTMENT GROUP INC

December 31, 2018

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of M Barc Investment Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M Barc Investment Group, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of M Barc Investment Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility M Barc Investment Group, Inc.'s management. Our responsibility is to express an opinion on M Barc Investment Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M Barc Investment Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I (see page number 10) has been subjected to audit procedures performed in conjunction with the audit of M Barc Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of M Barc Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as M Barc Investment Group, Inc.'s auditor since 2014.

Maitland, Florida

March 29, 2019

M BARC INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	7,810
Prepaid expenses		2,787
Rent Security Deposit		311
Accounts Receivable-Rowheels		10,264
Fees receivable-Private Placement		30,000
Property and equipment, net		-
Total assets	$	51,172

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	750
Total liabilities		750
Stockholder's equity		
Common Stock		
2,000 shares authorized, NO PAR VALUE		-
1,500 shares issued and outstanding		1,500
Additional Paid in Capital		67,481
Retained (Deficit)		(18,559)
Total Stockholders Equity		50,422
Total liabilities and stockholders' equity	$	51,172

See accompanying notes to financial statements

-2-

M BARC INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Private Placement Fee Income	$	7,600
Consulting Fee Income		15,000
Total revenue		22,600
Expenses:		
Rent		4,789
Communication/Email Expense		2,925
Professional fees		19,514
Registration & Regulatory fees		6,289
Promotional Exenses		6,957
Travel & Entertainment		2,255
Depreciation		374
Office Expense		1,991
Other Operating Expenses		3,600
Total Costs and Expenses		48,694
Net Income (Loss)	$	(26,094)

See accompanying notes to financial statements

M Barc Investment Group, Inc.
Statement of Changes In Stockholders' Equity
For The Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, January 1, 2018	$ 1,500	$ 45,004	$ (29,865)	$ 16,639
Prior period adjustments			37,400	$ 37,400
Stockholders' distributions, net	0			0
Increase in Additional Paid in Capital		22,477		22,477
Net Income (Loss)	0		(26,094)	(26,094)
Balance, December 31, 2018	$ 1,500	$ 67,481	$ (18,559)	$ 50,422

See accompanying notes to financial statements

M BARC INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net Income (Loss)	$	(26,094)
Adjustments to reconcile net income (loss) to net cash		
used in operating activites:		
Changes in assets and liabilities:		
Depreciation Expense		374
(Increase) decrease in:		
Prepaid expenses		2,413
Accounts receivable		(2,863)
Security deposit		(311)
Increase (decrease) in:		
Accounts payable and accrued expenses		-
Net cash used by operating activities		(26,481)
Cash flows from financing activities:		
Increase in add'l paid in capital		22,476
Distributions		-
Net cash provided by financing activities		22,476
Net decrease in cash		(4,005)
Cash, beginning of year		11,815
Cash, end of year	$	7,810

M BARC INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

M Barc Investment Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc and then changed its name to Wildwood Securities. On April 30, 2018, Mr. Rimantas Buinevicius became the sole shareholder of the company due to the passing of Mr. Michael Barclay. The firm was relocated to Middleton, Wisconsin.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and earns fees from the sale of private placements..
The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of M Barc Investment Group, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Revenue and Expense Recognition

The Company recognizes revenue when services have been rendered and earned. For capital raisings, earned typically means funds have been received by the Company's client. For advisories, revenue is recognized when the Company has completed its work pursuant to the engagement letter and/or the transaction has been completed.

Revenue Recognition

Revenues from contracts with customers are composed of investment bank fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2018, there were no advances to the Company.

During the Year End December 31, 2018 the concentration of revenue in 2018 was attributable to the Company receiving fees from two engagements totaling 100% as follows:

Customer A	$ 7,600	34%
Customer B	15,000	66%
	$22,600	100%

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and Equipment are recorded at cost. Ordinary repairs and maintenance are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful live of the assets, which range from three to seven years.

Property and equipment are summarized by major classifications as follows:

		2018
Computers	$	1,926
Less: Accumulated Depreciation		(1,926)
Net property and equipment	$	0

Total depreciation was $ 374 for the year December 31, 2018. The assets are fully depreciated.

Income Taxes

Income Taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2018, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

The Company has adopted the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the company for the years ended December 31, 2015, 2016, and 2017, are subject to examination by the related taxing authorities, generally for three years after they are filed.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $7,060, which was $2,060 in excess of its required net capital of $5,000. The Company's had no aggregate indebtedness at year end the ratio of aggregate indebtedness to net capital was .1062 to 1.

NOTE 4. INCOME TAXES

As of December 31, 2018, the Company has approximately ($32,758) of net operating loss (NOL) carry-forward for federal and state income tax purposes.
The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.
Deferred tax assets:

Net operation loss carry-forward	($32,758)
Valuation allowance for net deferred tax assets	($32,758)

NOTE 5. CONCENTRATIONS OF CREDIT RISK AND CUSTOMERS

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2018, the Company had no uninsured balances.

NOTE 6 LEASE

The Company entered into a month to month lease pursuant to an agreement commencing February 1, 2018.for a base rent of $311 per month and requires a one month retainer. This lease lasts for the period stated (month to month) and then will be extended automatically for successive periods equal to the current balance of $933 for the first three (3) months of 2019.

NOTE 7. COMMITMENTS AND CONTINGENCIES

M Barc Investment Group does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threat or other circumstances that my lead to the assertion of a claim at a future date.

NOTE 8 – NEW ACCOUNTING PRONOUNCEMENTS

On January 1 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendment to the ASU (collectively, "ASU 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transforming control over good or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

Note-9- PRIOR PERIOD ADJUSTMENT

The company recorded a prior period adjustment for revenue that was not recorded in the prior period in the amount of $37,400.

NOTE 10- SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 29, 2019, the date that the financial statements were available to be issued.

M BARC INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Net capital computation:

Total Equity	$	50,422
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		2,787
Accounts Receivable		40,264
Security Deposit		311
Total non-allowable assets		43,362
Net capital		7,060

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	750
Ratio of aggregate indebtedness to net capital		.1062 TO 1

There are no material differences between the preceeding computation and
the Company's corresponding unaudited Part IIA of Form X-17A-5
as of December 31, 2018

See accompaning notes to financial statements

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of M Barc Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Barc Investment Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which M Barc Investment Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) M Barc Investment Group, Inc. stated that M Barc Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M Barc Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Barc Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 29, 2019

Assertions Regarding Exemption Provisions

M Barc Investment Group, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (C.F.R.-240.17a-5, Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R.-240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R.-240.15c-3 under the following provisions of 17C.F.R.-240.15c-3 (k)(2)(i) and

(2) The Company met the identified exemption provisions in 17C.F.R.-240.15c-3 (k)(2)(i) throughout the most recent fiscal year without exception

I, Rimantas Buinevicius, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X _____

Rimantas Buinevicius
Executive Vice President

March 19, 2018